Exhibit 3

June 25, 2013

The Board of Directors

c/o Mr. Paul D. House

Executive Chairman, CEO and President

Tim Hortons Inc.

874 Sinclair Rd.

Oakville, ON L6K 2Y1

Canada

Dear Board Members:

Scout Capital Management, L.L.C. (“Scout”), through entities it manages, currently owns or controls 8,400,000 shares, representing a 5.5% equity interest, in Tim Hortons Inc. (“Tim Hortons” or the “Company”).

Scout was founded in 1999 and manages approximately US$6.2 billion of assets on behalf of endowments, foundations, pension funds and other global institutional investors, including in Canada. Our strategy is to maximize risk adjusted returns over the long-term, primarily through investments in a concentrated portfolio of high quality companies. Our stake in Tim Hortons represents an investment of approximately C$458 million, or approximately 7.0% of Scout’s assets under management.

As you are aware, we have offered and requested an opportunity to meet directly with the Board of Directors to discuss our views. Because we have received no response to our offers and requests, we are sharing our specific thoughts and recommendations directly with you. We believe the Board, in considering the critical issues now before it, will benefit from understanding our views, and more importantly, the facts supporting them. We remain willing to engage in constructive discourse with the Board, and would welcome an opportunity to discuss the compelling supporting evidence behind our conclusions.

Scout has a long history of successfully investing in the global consumer industry. We also have a long history of providing constructive feedback and advice to many of our portfolio companies, which has helped to create long-term value for shareholders.

We invested in Tim Hortons because we believe it is a wonderful business with an iconic brand and unparalleled customer loyalty in Canada — and because we believe the Company’s returns to shareholders can be dramatically improved. With an appropriate capital structure and more judicious allocation of capital spending, we believe Tim Hortons can double free cash flow per share to C$4.50/share by 2015. Based on peer multiples, this should result in a stock price of C$90-$112, or 65-105% upside. The benefits of better capital allocation are even more evident when looking at the compounding effects over the next decade, during which period we believe Tim Hortons’ earnings per share and stock price could grow by fivefold (see chart 1 on page 2).

The pressing issue – driving sustainable value creation

We believe Tim Hortons’ Canadian franchisee system is among the strongest and most passionate in North America, providing the backbone for the strength and stability of the Company’s business model. With relative market share in Canada of nearly three times the nearest competitor, there are few businesses on the planet like Tim Hortons.

By all rights, the Company’s brand positioning should have led to superior shareholder returns and performance over time. Unfortunately, this has not been the case. As measured against the cumulative total return performance of the 25 largest restaurant companies in North America by market capitalization, which we believe is similar to the peer group the Company referenced in its recent presentation at the investment conference sponsored by Goldman Sachs, Tim Hortons has significantly underperformed its peers over the last five years.

The Company’s consistent and long-standing underperformance should long ago have been a wakeup call to Tim Hortons’ Board and management. We believe that there is a lot more the Company could have done, and should be doing, to address its record of relative underperformance and realize its full potential.

For now, we urge the Company and Board to immediately embark on the following initiatives:

1.	Optimize capital structure to fund enhanced and ongoing share buyback program – We recommend the Company increase leverage to the moderate level of 3x Debt/EBITDA and 4.4x Adjusted Debt/EBITDAR, which would provide incremental capital to fund accelerated share repurchases. We propose that the Company move expeditiously to attain our proposed leverage ratio, which would enable it to repurchase approximately 23% of its shares in the near term, and thereafter to maintain our proposed leverage ratio, which would enable it to repurchase 7-9% of its shares per year into the future. This plan would likely result in the Company growing its EPS fivefold over the next decade. This would represent a 17% EPS CAGR for investors, which we believe is far superior to what the Company can deliver in the absence of this plan. To be clear: this strategy is not a one-time boost for short-term investors, but rather is the optimal long-term capital allocation policy that would significantly enhance shareholder value over the next decade.

Tim Hortons is a very stable franchising business which enjoys predictable cash flow streams. This is exactly the type of business that can and should operate comfortably with a higher degree of financial leverage than the Company has chosen in the past, and than it seems to be hinting at for the future. This is why Tim Hortons’ four largest publicly traded, highly franchised restaurant peers have substantially higher leverage ratios than Tim Hortons. Domino’s Pizza, Dunkin’ Brands, Burger King, and DineEquity all have leverage ratios of 4.7-5.3x Debt/EBITDA and 4.8-5.4x Debt/EBITDAR.

At our recommended leverage level of 3x Debt/EBITDA and 4.4x Adjusted Debt/EBITDAR, Tim Hortons can comfortably maintain credit statistics that support the long term health of the business, compare favorably to its highly franchised peers, and generate dramatically better shareholder returns.

We will take this opportunity to refute two arguments management has put forward in favor of lower leverage ratios. First, the management team has repeatedly stated the advisability of maintaining an investment-grade rating. We strongly disagree – Tim Hortons, like every other large, highly franchised public restaurant company, can maintain leverage at our suggested levels, while still enjoying strong fixed charge coverage, access to the capital markets and the confidence of franchisees. Our suggested incremental leverage is easily achievable in the current credit markets – we believe a debt offering from Tim Hortons would be very well received, and with debt yields in a range of 4-5% for many restaurant issuers.

Second, management has consistently argued that the capital intensity of Tim Hortons’ business model should support an optimal leverage level below its peers. We agree that SOME of this incremental capital intensity is unavoidable, and is the reason we suggest a leverage level that is slightly below peers. That said, we believe much of this higher capital intensity is the result of poor capital spending discipline, which is the subject of the two points that follow: capital spending discipline and management alignment.

2.	Alter approach to U.S. expansion – We urge you to curtail the use of the Company’s cash flow to fund real estate investment or new store capex in the U.S. We would like to see Tim Hortons grow in the U.S. and elsewhere, but only within the constraints of a capital allocation discipline that has been sorely lacking. Over the last decade, Tim Hortons has deployed more than $600 million in capital on its U.S. expansion, but as illustrated in the chart below, the returns on this investment thus far are clearly inadequate. If new stores make sense and unit economics are good, well-capitalized franchisees will be happy to invest their own capital. This strategy will bring multi-unit operators into the system with more experience in the local markets and would reduce the capital intensity of the business.

3.	Align management incentives with sustainable value creation – We recommend the Board add the following metrics to its management compensation targets: (i) per share metrics such as free cash flow per share and/or EPS, (ii) capital efficiency metrics such as incremental returns on invested capital, and (iii) total shareholder returns vs. peers. At present, the singular metric used by the Company is the EBIT target. The shortcomings of the Board’s use of an EBIT target as its sole metric for incentivizing management seem to us to be directly related to the flaws in the Company’s strategy and execution: (a) the metric does not compare the Company’s share price performance to that of its industry peers and (b) the metric does not reward management for good capital allocation or balance sheet decisions. We are not alone in the view that the use of EBIT as a singular target is inappropriate: it is a view shared by leading proxy advisory firms Institutional Shareholder Services Inc. (ISS) and Glass Lewis & Co.

We believe the existing approach to executive compensation has partly contributed to the Company’s underperformance, and we were disappointed that the Board chose not to change these poor practices with the hiring of a new CEO. We strongly urge the Board to promptly bring Tim Hortons’ executive compensation framework more in line with the creation of long-term shareholder value and also with best practices as suggested by Glass Lewis and ISS.

It is our belief that the Company’s long-term history of shareholder underperformance vs. its peers is a result of the first two problems we highlight in this letter—balance sheet optimization and capital allocation discipline; and that these two problems are related to a third one—poor alignment between management incentives and long-term shareholder value. Particularly because insider ownership is well below peers, it is critical that the Company employ appropriate metrics to compensate senior management.

In summary, we believe Tim Hortons has an incredible opportunity ahead to substantially improve its prospects of maximizing long-term shareholder value. We are proposing a few simple and long overdue changes that are widely deployed at well-run companies and in many cases, have been working well for your direct peers.

We look forward to a dialogue with Tim Hortons’ management, the Board and our fellow investors.

Sincerely,

/s/ Adam Weiss

Adam Weiss
Co-Founder and Co-Portfolio Manager

/s/ James Crichton

James Crichton
Co-Founder and Co-Portfolio Manager

Cc:	Jill Aebker, Executive Vice President
General Counsel and Corporate Secretary

Appendix A

Scout Capital Management, L.L.C.

Overview

Scout Capital Management, L.L.C. (“Scout”) was established in 1999 by James Crichton and Adam Weiss as a privately held investment firm. Scout makes concentrated investments in high quality businesses that it believes are misunderstood and incorrectly valued by the markets. Scout focuses on a small number of industries and geographies in which it believes it has developed particular insight. Scout generally makes long and short investments primarily in equities and equity-like securities. As of May 31, 2013, Scout managed approximately US$6 billion of assets with a team of 34 people. The firm has offices in New York and Palo Alto.

Scout has deep knowledge of the global restaurant sector and a strong track record of working constructively with management to create long-term, sustainable value for multiple stakeholders, including customers, franchisees and shareholders.

James Crichton

James Crichton is a Co-Founder and Co-Porfolio Manager of Scout. Prior to founding Scout with Mr. Weiss, Mr. Crichton worked at Zweig-Dimenna Associates as a Research Analyst, and began his investment career at DLJ in the Mergers & Acquisitions Group. Mr. Crichton received a B.S. from the United States Military Academy at West Point, and an M.B.A. from Harvard Business School.

Adam Weiss

Adam Weiss is a Co-Founder and Co-Portfolio Manager of Scout. Prior to founding Scout with Mr. Crichton, Mr. Weiss worked at Third Point Advisors as a Research Analyst, and began his investment career at DLJ in the Merchant Banking Group. Mr. Weiss received a B.A. from Harvard College, and a joint J.D./M.B.A. from Columbia University.